Exhibit (a)(2)

IVY GLOBAL CREDIT OPPORTUNITIES FUND

Amendment No. 1 to the Declaration of Trust

A trust known as Ivy Global Credit Opportunities Fund (the “Fund”) was created by a Declaration of Trust dated January 30, 2013 (the “Declaration”). Pursuant to the authority granted by Section 12 of the Declaration, the following amendment to the Declaration is hereby adopted:

Section 1 is amended to read as follows:

The trust created hereby (the “Trust”) shall be known as “Ivy Credit Opportunities Fund” in which name the Trustee may conduct the business of the Trust, make and execute contracts, and sue and be sued.

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IN WITNESS WHEREOF, the undersigned, being the sole Trustee and an Executive Officer of the Fund, has duly executed this Amendment No. 1 on February 6, 2013.

/s/ Mara D. Herrington
Name: Mara D. Herrington